SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                          Mentor Graphics Corporation
                                (Name of Issuer)

                        Common Stock, without par value
                         (Title of Class of Securities)

                                   587200106
                                 (CUSIP Number)

                                  Marc Weitzen
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 17, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     High  River  Limited  Partnership

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
          1,463,764

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     1,463,764

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     1,463,764

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          1.37%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     Hopper  Investments  LLC

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     1,463,764

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     1,463,764

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     1,463,764

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          1.37%

14     TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     Barberry  Corp.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     1,463,764

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     1,463,764

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     1,463,764

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          1.37%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     2,512,189

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     2,512,189

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     2,512,189

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.35%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  II  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     879,444

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     879,444

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     879,444

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0.82%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  Master  Fund  III  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     331,801

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     331,801

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     331,801

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0.31%

14     TYPE  OF  REPORTING  PERSON
          PN

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     Icahn  Offshore  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     3,723,434

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     3,723,434

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     3,723,434

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          3.49%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     Icahn  Partners  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     2,131,625

8     SHARED  VOTING  POWER
     0

9     SOLE  DISPOSITIVE  POWER
     2,131,625

10     SHARED  DISPOSITIVE  POWER
     0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     2,131,625

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.00%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     Icahn  Onshore  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     2,131,625

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     2,131,625

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     2,131,625

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          2.00%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     Icahn  Capital  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     5,855,059

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     5,855,059

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     5,855,059

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          5.49%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     IPH  GP  LLC

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     5,855,059

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     5,855,059

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     5,855,059

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          5.49%

14     TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  Holdings  L.P.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     5,855,059

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     5,855,059

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     5,855,059

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          5.49%

14     TYPE  OF  REPORTING  PERSON
     PN

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  G.P.  Inc.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     5,855,059

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     5,855,059

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     5,855,059

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          5.49%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  587200106


1.     NAME  OF  REPORTING  PERSON
     Beckton  Corp.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
     WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     5,855,059

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     5,855,059

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     5,855,059

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          5.49%

14     TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP  No.  587200106


1     NAME  OF  REPORTING  PERSON
     Carl  C.  Icahn

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a)  /  /
     (b)  /  /
3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS


5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
     0

8     SHARED  VOTING  POWER
     7,318,823

9     SOLE  DISPOSITIVE  POWER
     0

10     SHARED  DISPOSITIVE  POWER
     7,318,823

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     7,318,823

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          6.86%

14     TYPE  OF  REPORTING  PERSON
     IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, without par value (the "Shares"), issued by Mentor Graphics Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777.

Item 2. Identity and Background

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn
Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl
C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of High River and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River. Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl  C.  Icahn's  present principal occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Persons hold, in the aggregate, 7,318,823 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $65,332,001 (including commissions). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. As of the close of business on May 26, 2010, the indebtedness of (i) High River's margin account was approximately $397,874,408, (ii) Icahn Partners' margin account was approximately $135,664,638, (iii) Icahn Master's margin account was approximately $190,984,422, (iv) Icahn Master II's margin account was approximately $53,667,537, and (v) Icahn Master III's margin account was approximately $27,580,005.

Item 4. Purpose of Transaction

     The Reporting Persons acquired the Shares in the belief that the Shares were undervalued. The Reporting Persons intend to seek to have conversations with management of the Issuer to discuss the business and operations of the Issuer and the maximization of shareholder value.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer or its subsidiaries (collectively, "Securities") in the open market or otherwise. The Reporting Persons reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 7,318,823 Shares, representing approximately 6.86% of the Issuer's outstanding Shares (based upon the 106,690,195 Shares stated to be outstanding as of May 3, 2010 by the Issuer in the Issuer's preliminary proxy statement filed with the Securities and Exchange Commission on May 5, 2010).

     (b) High River has sole voting power and sole dispositive power with regard to 1,463,764 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 2,512,189 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 879,444 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 331,801 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,131,625 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.


Name of                     Date                  No. of               Purchase
Reporting                   of                    Shares               Price Per
Person                      Transaction           Purchased            Share
---------                   -----------           ---------            ---------
High River                   04/07/2010             56,020                8.23
High River                   04/08/2010             27,880                8.26
High River                   04/09/2010             80,000                8.59
High River                   04/12/2010             29,640                8.99
High River                   04/13/2010             60,000                9.20
High River                   04/14/2010             66,800                9.46
High River                   04/15/2010             20,800                9.45
High River                   04/16/2010             40,000                9.33
High River                   04/19/2010             27,860                9.32
High River                   04/20/2010             12,820                9.39
High River                   04/21/2010             28,840                9.41
High River                   04/22/2010             70,000                9.34
High River                   04/23/2010             23,040                9.44
High River                   04/26/2010             37,140                9.51
High River                   04/27/2010             44,740                9.23
High River                   04/28/2010             31,000                9.06
High River                   04/29/2010             39,520                9.30
High River                   04/30/2010             35,240                9.14
High River                   05/03/2010             20,000                9.20
High River                   05/04/2010             40,000                8.88
High River                   05/05/2010             36,860                8.79
High River                   05/06/2010             34,820                8.48
High River                   05/07/2010             40,000                8.17
High River                   05/10/2010             25,820                8.57
High River                   05/11/2010             32,400                8.64
High River                   05/12/2010             34,500                8.80
High River                   05/13/2010             38,840                9.12
High River                   05/14/2010             26,240                8.93
High River                   05/17/2010             43,387                8.92
High River                   05/18/2010             56,400                9.00
High River                   05/19/2010             57,520                8.96
High River                   05/20/2010             60,000                8.70
High River                   05/21/2010             41,720                8.61
High River                   05/24/2010             32,660                8.58
High River                   05/25/2010             38,120                8.30
High River                   05/26/2010             34,102                8.62
High River                   05/27/2010             39,035                8.92

Icahn Partners               04/07/2010             82,225                8.23
Icahn Partners               04/08/2010             40,921                8.26
Icahn Partners               04/09/2010            117,422                8.59
Icahn Partners               04/12/2010             43,505                8.99
Icahn Partners               04/13/2010             88,067                9.20
Icahn Partners               04/14/2010             98,048                9.46
Icahn Partners               04/15/2010             30,529                9.45
Icahn Partners               04/16/2010             58,710                9.33
Icahn Partners               04/19/2010             40,892                9.32
Icahn Partners               04/20/2010             18,817                9.39
Icahn Partners               04/21/2010             42,331                9.41
Icahn Partners               04/22/2010            102,744                9.34
Icahn Partners               04/23/2010             33,817                9.44
Icahn Partners               04/26/2010             54,514                9.51
Icahn Partners               04/27/2010             65,668                9.23
Icahn Partners               04/28/2010             45,501                9.06
Icahn Partners               04/29/2010             58,007                9.30
Icahn Partners               04/30/2010             51,724                9.14
Icahn Partners               05/03/2010             20,124                9.20
Icahn Partners               05/04/2010             58,832                8.88
Icahn Partners               05/05/2010             53,678                8.79
Icahn Partners               05/06/2010             50,707                8.48
Icahn Partners               05/07/2010             58,251                8.17
Icahn Partners               05/10/2010             37,600                8.57
Icahn Partners               05/11/2010             47,183                8.64
Icahn Partners               05/12/2010             50,241                8.80
Icahn Partners               05/13/2010             56,561                9.12
Icahn Partners               05/14/2010             38,213                8.93
Icahn Partners               05/17/2010             63,182                8.92
Icahn Partners               05/18/2010             82,134                9.00
Icahn Partners               05/19/2010             83,764                8.96
Icahn Partners               05/20/2010             87,375                8.70
Icahn Partners               05/21/2010             60,755                8.61
Icahn Partners               05/24/2010             47,563                8.58
Icahn Partners               05/25/2010             55,512                8.30
Icahn Partners               05/26/2010             49,662                8.62
Icahn Partners               05/27/2010             56,846                8.92

Icahn Master                 04/07/2010             94,135                8.23
Icahn Master                 04/08/2010             46,848                8.26
Icahn Master                 04/09/2010            134,430                8.59
Icahn Master                 04/12/2010             49,806                8.99
Icahn Master                 04/13/2010            100,823                9.20
Icahn Master                 04/14/2010            112,249                9.46
Icahn Master                 04/15/2010             34,952                9.45
Icahn Master                 04/16/2010             67,215                9.33
Icahn Master                 04/19/2010             46,815                9.32
Icahn Master                 04/20/2010             21,543                9.39
Icahn Master                 04/21/2010             48,462                9.41
Icahn Master                 04/22/2010            117,626                9.34
Icahn Master                 04/23/2010             38,716                9.44
Icahn Master                 04/26/2010             62,409                9.51
Icahn Master                 04/27/2010             75,179                9.23
Icahn Master                 04/28/2010             52,092                9.06
Icahn Master                 04/29/2010             66,408                9.30
Icahn Master                 04/30/2010             59,217                9.14
Icahn Master                 05/03/2010             59,876                9.20
Icahn Master                 05/04/2010             69,337                8.88
Icahn Master                 05/05/2010             63,261                8.79
Icahn Master                 05/06/2010             59,760                8.48
Icahn Master                 05/07/2010             68,650                8.17
Icahn Master                 05/10/2010             44,313                8.57
Icahn Master                 05/11/2010             55,607                8.64
Icahn Master                 05/12/2010             59,210                8.80
Icahn Master                 05/13/2010             66,660                9.12
Icahn Master                 05/14/2010             45,034                8.93
Icahn Master                 05/17/2010             74,463                8.92
Icahn Master                 05/18/2010             96,796                9.00
Icahn Master                 05/19/2010             98,719                8.96
Icahn Master                 05/20/2010            102,975                8.70
Icahn Master                 05/21/2010             71,603                8.61
Icahn Master                 05/24/2010             56,052                8.58
Icahn Master                 05/25/2010             65,424                8.30
Icahn Master                 05/26/2010             58,529                8.62
Icahn Master                 05/27/2010             66,995                8.92

Icahn Master II              04/07/2010             34,635                8.23
Icahn Master II              04/08/2010             17,237                8.26
Icahn Master II              04/09/2010             49,460                8.59
Icahn Master II              04/12/2010             18,326                8.99
Icahn Master II              04/13/2010             37,095                9.20
Icahn Master II              04/14/2010             41,299                9.46
Icahn Master II              04/15/2010             12,861                9.45
Icahn Master II              04/16/2010             24,730                9.33
Icahn Master II              04/19/2010             17,225                9.32
Icahn Master II              04/20/2010              7,926                9.39
Icahn Master II     04/21/2010      17,830      9.41
Icahn Master II     04/22/2010      43,279      9.34
Icahn Master II     04/23/2010      14,245      9.44
Icahn Master II     04/26/2010      22,961      9.51
Icahn Master II     04/27/2010      27,662      9.23
Icahn Master II     04/28/2010      19,166      9.06
Icahn Master II     04/29/2010      24,433      9.30
Icahn Master II     04/30/2010      21,787      9.14
Icahn Master II     05/04/2010      23,288      8.88
Icahn Master II     05/05/2010      22,146      8.79
Icahn Master II     05/06/2010      20,920      8.48
Icahn Master II     05/07/2010      24,032      8.17
Icahn Master II     05/10/2010      15,514      8.57
Icahn Master II     05/11/2010      19,466      8.64
Icahn Master II     05/12/2010      20,729      8.80
Icahn Master II     05/13/2010      23,335      9.12
Icahn Master II     05/14/2010      15,764      8.93
Icahn Master II     05/17/2010      26,068      8.92
Icahn Master II     05/18/2010      33,885     9.00
Icahn Master II     05/19/2010      34,559     8.96
Icahn Master II     05/20/2010      36,048     8.70
Icahn Master II     05/21/2010      25,067     8.61
Icahn Master II     05/24/2010       8,641     8.30
Icahn Master II     05/25/2010      19,622     8.58
Icahn Master II     05/26/2010      20,489     8.62
Icahn Master II     05/27/2010      23,452     8.92

Icahn Master III     04/07/2010      13,085      8.23
Icahn Master III     04/08/2010      6,514      8.26
Icahn Master III     04/09/2010      18,688      8.59
Icahn Master III     04/12/2010      6,923      8.99
Icahn Master III     04/13/2010      14,015      9.20
Icahn Master III     04/14/2010      15,604      9.46
Icahn Master III     04/15/2010      4,858      9.45
Icahn Master III     04/16/2010      9,345      9.33
Icahn Master III     04/19/2010      6,508      9.32
Icahn Master III     04/20/2010      2,994      9.39
Icahn Master III     04/21/2010      6,737      9.41
Icahn Master III     04/22/2010      16,351      9.34
Icahn Master III     04/23/2010      5,382      9.44
Icahn Master III     04/26/2010      8,676      9.51
Icahn Master III     04/27/2010      10,451      9.23
Icahn Master III     04/28/2010      7,241      9.06
Icahn Master III     04/29/2010      9,232      9.30
Icahn Master III     04/30/2010      8,232      9.14
Icahn Master III     05/04/2010      8,543      8.88
Icahn Master III     05/05/2010      8,355      8.79
Icahn Master III     05/06/2010      7,893      8.48
Icahn Master III     05/07/2010      9,067      8.17
Icahn Master III     05/10/2010      5,853      8.57
Icahn Master III     05/11/2010      7,344      8.64
Icahn Master III     05/12/2010      7,820      8.80
Icahn Master III     05/13/2010      8,804      9.12
Icahn Master III     05/14/2010      5,949      8.93
Icahn Master III     05/17/2010      9,835      8.92
Icahn Master III     05/18/2010      12,785     9.00
Icahn Master III     05/19/2010      13,038     8.96
Icahn Master III     05/20/2010      13,602     8.70
Icahn Master III     05/21/2010      9,455     8.61
Icahn Master III     05/24/2010      7,403     8.58
Icahn Master III     05/25/2010      8,641     8.30
Icahn Master III     05/26/2010      7,730     8.62
Icahn Master III     05/27/2010      8,848     8.92


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1     Joint  Filing  Agreement  of  the  Reporting  Persons.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May  27,  2010


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner

By:     /s/  Edward  E.  Mattner
        ------------------------
     Name:  Edward  E.  Mattner
Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.

By:     /s/  Dominick  Ragone
        ---------------------
     Name:  Dominick  Ragone
Title:  Chief  Financial  Officer




/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN



         [Signature Page of Schedule 13D - Mentor Graphics Corporation]

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Mentor Graphics Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 27th day of May, 2010.



ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner

By:     /s/  Edward  E.  Mattner
        ------------------------
     Name:  Edward  E.  Mattner
Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.

By:     /s/  Dominick  Ragone
        ---------------------
     Name:  Dominick  Ragone
Title:  Chief  Financial  Officer



/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN


  [Signature Page of Joint Filing Agreement to Schedule 13D - Mentor Graphics
                                  Corporation]

                                   SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP

Name                    Position
----                    --------
Icahn  Offshore  LP          General  Partner
Carl  Icahn               Chief  Executive  Officer
Keith  A.  Meister          Managing  Director
Vincent  J.  Intrieri          Managing  Director
Irene  March               Chief  Financial  Officer
Edward  E.  Mattner          Authorized  Signatory
Gail  Golden               Authorized  Signatory
Dana  Witkin               Director  of  Investor  Relations
Keith  Cozza               Chief  Compliance  Officer
Anthony  Canova          Controller


ICAHN  PARTNERS  LP

Name                    Position
----                    --------
Icahn  Onshore  LP          General  Partner
Carl  Icahn               Chief  Executive  Officer
Keith  A.  Meister          Managing  Director
Vincent  J.  Intrieri          Managing  Director
Irene  March               Chief  Financial  Officer
Edward  E.  Mattner          Authorized  Signatory
Gail  Golden               Authorized  Signatory
Dana  Witkin               Director  of  Investor  Relations
Keith  Cozza               Chief  Compliance  Officer
Anthony  Canova          Controller


ICAHN  ONSHORE  LP
ICAHN  OFFSHORE  LP

Name                    Position
----                    --------
Icahn  Capital  LP          General  Partner
Carl  Icahn               Chief  Executive  Officer
Keith  A.  Meister          Managing  Director
Vincent  J.  Intrieri          Managing  Director
Irene  March               Chief  Financial  Officer
Edward  E.  Mattner          Authorized  Signatory
Gail  Golden               Authorized  Signatory
Dana  Witkin               Director  of  Investor  Relations
Keith  Cozza               Chief  Compliance  Officer
Anthony  Canova          Controller


ICAHN  CAPITAL  LP

Name                    Position
----                    --------
IPH GP LLC               General Partner
Carl  Icahn               Chief  Executive  Officer
Keith  A.  Meister          Managing  Director
Vincent  J.  Intrieri          Managing  Director
Irene  March               Chief  Financial  Officer
Edward  E.  Mattner          Authorized  Signatory
Gail  Golden               Authorized  Signatory
Dana  Witkin               Director  of  Investor  Relations
Keith  Cozza               Chief  Compliance  Officer
Anthony  Canova          Controller


IPH  GP  LLC

Name                    Position
----                    --------
Icahn Enterprises          Sole Member
Holdings L.P.
Carl  Icahn               Chief  Executive  Officer
Keith  A.  Meister          Managing  Director
Vincent  J.  Intrieri          Managing  Director
Irene  March               Chief  Financial  Officer
Edward  E.  Mattner          Authorized  Signatory
Gail  Golden               Authorized  Signatory
Dana  Witkin               Director  of  Investor  Relations
Keith  Cozza               Chief  Compliance  Officer
Anthony  Canova          Controller


ICAHN ENTERPRISES HOLDINGS L.P.

Name                    Position
----                    --------
Icahn Enterprises          General Partner
G.P. Inc.


ICAHN ENTERPRISES G.P. INC.

Name                    Position
----                    --------
Carl C. Icahn     Chairman
Keith A. Meister     Vice Chairman, Principal Executive Officer
Daniel Ninivaggi     President
William A. Leidesdorf     Director
Jack G. Wasserman     Director
James L. Nelson     Director
Vincent J. Intrieri     Director
Dominick Ragone     Chief Financial Officer
Felicia P. Buebel     Assistant Secretary
Craig Petit     Vice President/Taxes


BECKTON CORP.

Name                    Position
----                    --------
Carl C. Icahn               Chairman of the Board; President
Jordan Bleznick               Vice President/Taxes
Edward E. Mattner          Authorized Signatory
Keith Cozza               Secretary; Treasurer


HIGH RIVER LIMITED PARTNERSHIP

Name                    Position
----                    --------

Hopper Investments LLC     General Partner


HOPPER INVESTMENTS LLC

Name                    Position
----                    --------

Barberry Corp               General Partner
Edward E. Mattner          Authorized Signatory


BARBERRY CORP.

Name                    Position
----                    --------
Carl C. Icahn               Chairman of the Board; President
Gail Golden               Vice President; Authorized Signatory
Jordan Bleznick               Vice President/Taxes
Vincent J. Intrieri          Vice President; Authorized Signatory
Irene March               Authorized Signatory
Edward E. Mattner          Authorized Signatory
Keith Cozza               Secretary; Treasurer